Exhibit 4.7
STOCK OPTION NOTICE LETTER AND ASSUMPTION AND
AMENDMENT AGREEMENT
Dear Optionee:
As you know, on April 3, 2006, (the “Effective Date”) Reliance Steel & Aluminum Co., a California corporation (“Reliance”), acquired Earle M. Jorgensen Company, a Delaware corporation (“EMJ”), through a merger transaction (the “Merger”) in accordance with the terms and conditions of that certain Agreement and Plan of Merger by and among Reliance, EMJ and RSAC Acquisition Corp. (the “Company”), a Delaware corporation (the “Merger Agreement”). On the Effective Date, you held one or more outstanding options to purchase shares of EMJ common stock granted to you under the Earle M. Jorgensen Company 2004 Stock Incentive Plan, as amended, (the “Plan”) and documented with one or more Stock Option Agreements (the “Option Agreements”) issued to you under the Plan (the “EMJ Options”). In accordance with the Merger Agreement, on the Effective Date, Reliance assumed all obligations of EMJ under the EMJ Options. This Stock Option Notice Letter and Assumption and Amendment Agreement (this “Agreement”) evidences the assumption and amendment of the EMJ Options, including the necessary adjustments to the EMJ Options required by Section 2.03 of the Merger Agreement.
Your EMJ Options immediately before the Merger and your EMJ Options as adjusted after the Merger (the “Adjusted Options”) are as follows:

EMJ STOCK OPTIONS		RELIANCE ASSUMED OPTIONS
No. of Shares of	EMJ Exercise	No. of Shares of	Reliance Exercise
EMJ	Price	Reliance	Price
Common Stock	Per Share	Common Stock	Per Share
	$		$
The above adjustments are based on the Option Exchange Ratio as defined in the Merger Agreement. Accordingly, the number of shares of Reliance Common Stock purchasable upon exercise of an Adjusted Option are equal to the number of shares of EMJ Common Stock that were purchasable under the applicable EMJ Option immediately prior to the Effective Date multiplied by the Option Exchange Ratio, and the per share exercise price under each such Adjusted Option is equal to the price obtained by dividing the per share exercise price of each EMJ Option by the Option Exchange Ratio, with fractional shares being rounded down to the nearest whole number of shares and where necessary the per share exercise price being rounded up to the nearest cent; provided, however, that the number of shares of Reliance Common Stock subject to the Option and the exercise price per share have been determined in a manner consistent with (i) the requirements of Section 409A of the Internal Revenue Code so that the Options will not be subject to the provisions of that section, which governs certain nonqualified deferred compensation plans; and (ii) the requirements of Section 422 of the Internal Revenue Code with respect to those EMJ Options that were intended to qualify as “incentive stock options” within the meaning of Section 422.
Unless the context otherwise requires, any references in the Plan and the Option Agreement are amended as follows: (i) to the “Company” or the “Corporation” means Reliance, (ii) to “Stock,” “Common Stock” or “Shares” means shares of Reliance Common Stock, no par value, (iii) to the

“Board of Directors” or the “Board” means the Board of Directors of Reliance and (iv) to the “Committee” means the Administrative Committee appointed by the Reliance Board of Directors. All references in an Option Agreement or the Plan relating to your status as an employee of EMJ will continue to refer to your status as an employee of EMJ, the Company or any other subsidiary of Reliance if your employment should change.
Except for the adjustments required by the Merger Agreement, the Assumption and Amendment Agreement dated as of April 3, 2006 relating to the Plan (the “Plan Assumption Agreement”) or this Agreement, the agreements evidencing the grants of such Options shall continue in effect on the same terms and conditions.
Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Reliance’s rights, which rights are expressly reserved, to terminate your employment or service as an employee or director at any time for any reason, except to the extent expressly provided otherwise in a written agreement executed by both you and EMJ, the Company or any other subsidiary of Reliance if your employment should change. Any future options, if any, you may receive from Reliance will be governed by the terms of the applicable Reliance stock option plan, and such terms may be different from the terms of your Adjusted Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.
Please sign and date this Agreement and return it promptly to the address listed above. If you have any questions regarding this Agreement or your Adjusted Options, please contact Karla Lewis by phone at (213) 687-7700 or by mail at Reliance Steel & Aluminum Co., 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071. Once your options have vested and you would like to exercise your options, please contact Yvette Schiotis at (213) 687-7700.

RELIANCE STEEL & ALUMINUM CO.

By:
Karla Lewis
Executive Vice President & Chief Financial
Officer
ACKNOWLEDGMENT
     The undersigned acknowledges receipt of the foregoing Stock Option Notice Letter and Assumption and Amendment Agreement and understands that all rights and liabilities with respect to each of his or her Adjusted Options hereby assumed by Reliance are as set forth in the Option Agreement, the Plan as amended by the Plan Assumption Agreement, and the Stock Option Notice Letter and Assumption and Amendment Agreement.

Dated:	, 2006

[Name], OPTIONEE